UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND I5(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55298
MIKE THE PIKE PRODUCTIONS, INC.
(Exact name of registrant as specified in its charter)
9419 East San Salvador, Suite 105-B8, Scottsdale, AZ 85258, (310) 986-2734
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1) [X]
Rule l2g-4(a)(2) [_]
Rule l2h-3(b)(1)(i) [X]
Rule l2h-3(b)(1)(ii) [_]
Rule l5d-6 [_]

Approximate number of holders of record as of the certification or notice date: 35

Pursuant to the requirements of the Securities Exchange Act of 1934 MIKE THE PIKE PRODUCTIONS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2015	By: /s/ Mark Newbauer
Mark Newbauer, President